[Chapman and Cutler LLP Letterhead]

May 9, 2011

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust III
File Nos. 811-09037 and 333-65269

Dear Mr. Brown:

This letter responds to your comments given during a phone conversation on April 7, 2011, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust III (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on February 16, 2011, which relates to a new series of the Trust, the Nuveen Symphony Floating Rate Income Fund (the “Fund”).

PROSPECTUS

COMMENT 1 - FUND SUMMARY - INVESTMENT OBJECTIVE, PAGE 2

Because the Fund has “income” in its name, the investment objective of seeking capital appreciation must be a secondary objective. Please revise so that seeking a high level of current income is the principal objective and seeking capital appreciation is a secondary objective.

RESPONSE TO COMMENT 1

The prospectus has been revised in accordance with this comment.

COMMENT 2 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES, PAGE 3

Please add “plus borrowings” after “Under normal market conditions, the fund invests at least 80%” in the first sentence of the first paragraph. In addition, the fixed-rate securities that are paired with the derivatives described in the second sentence of the first paragraph do not have economic characteristics similar to floating rate securities and, therefore, should not be included in the 80% test. Please revise the second sentence to indicate that such derivatives will not be included in the 80% test.

RESPONSE TO COMMENT 2

With respect to your comment regarding adding “plus borrowings,” the prospectus has been revised in accordance with this comment.

With respect to your comment regarding fixed-rate securities that are paired with derivatives, the prospectus has been revised in accordance with this comment pending further discussion with the Commission regarding this issue. We will transmit a separate correspondence with respect to this matter.

COMMENT 3 - FUND SUMMARY, PAGE 5

Please add “and salesperson” in the second sentence after “other financial intermediary.”

RESPONSE TO COMMENT 3

The prospectus has been revised in accordance with this comment.

COMMENT 4 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND, PAGE 6

Please included updated information about Nuveen Fund Advisors, Inc., including how long it has been in the advisory business.

RESPONSE TO COMMENT 4

The prospectus has been revised in accordance with this comment.

COMMENT 5 - BACK COVER PAGE

Please conform to Item 1(b)(3) so that the disclosure includes the reference to the EDGAR Database.

RESPONSE TO COMMENT 5

The prospectus has been revised in accordance with this comment.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 6 - MANAGEMENT, PAGE S-19

Please add “in the last five years” to the end of the heading “Other Directorships Held by Trustee.” In addition, please move the directorship positions held by the trustees from the “Principal Occupation(s) During Past Five Years” column to the “Other Directorships Held by Trustee in the last five years” column.

RESPONSE TO COMMENT 6

The statement of additional information has been revised in accordance with this comment.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren